John Hancock GA Mortgage Trust

John Hancock Senior Loan Trust

197 Clarendon Street

Boston, MA 02116

VIA EDGAR

January 4, 2023

Securities and Exchange Commission

100 F. Street

Washington, DC 20549

RE:	John Hancock GA Mortgage Trust
File No. 811-23418

John Hancock Senior Loan Trust
File No. 811-23620

Dear Sir/Madam:

On behalf of John Hancock GA Mortgage Trust and John Hancock Senior Loan Trust (the “Registrants”) and pursuant to provisions of Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed are the following documents:

1.	A copy of Registrant’s Financial Institution Investment Company Fidelity Bond Rider for Policy 652068982 (the “Bond”) extending the policy period to December 31, 2023, from its original policy period which ended February 10, 2023,

2.	A copy of the resolutions of the Registrant’s entered into pursuant to paragraph (f) of Regulation 17g-1,

3.	Premiums for the Bond will be paid for the policy extension period.

Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel
Assistant Secretary

AMEND POLICY PERIOD RIDER

In consideration of the premium, Item 2. Policy Period of the DECLARATIONS is deleted and replaced with the following:

Item 2. Policy Period: from 12:01 a.m. on 02/10/2022 to 12:01 a.m. on 12/31/2023 standard time.

As used in this Policy Period also means BOND PERIOD.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA96844XX (9-19)	Bond No:	652068982
Page 1	Rider No:	5
Continental Insurance Company	Effective Date:	02/10/2023
Insured Name: John Hancock GA Mortgage Trust

© CNA All Rights Reserved.

2023 FINANCIAL INSTITUTIONS (FIDELITY) BOND (the “JOINT BOND”)

WHEREAS, Rule 17g-1 under the 1940 Act governs the required bonding of the Funds’ officers and employees under a fidelity bond;

WHEREAS, the Trustees desire to approve the extension of the Joint Bond for the period February 10, 2023 to December 31, 2023 (the “Extension Period”); and

WHEREAS, the Trustees of the Funds have considered the allocation of premiums for the Joint Bond between the Funds and have determined that the allocation should be based on the premium (including tax) of $5,772, it is:

RESOLVED, that the Joint Bond issued by Continental Casualty Company (“CNA”), covering each officer and employee of the Funds against larceny and embezzlement, in the amount of $2.1 million for the term of the Extension Period in the proposed form presented at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the expected value of the aggregate assets of the Funds to which any officer or employee of the Funds may have access; (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets; and (iii) the nature of the securities in the Funds’ portfolio, be, and it hereby is, determined to be reasonable in form and amount, and is hereby approved;

FURTHER RESOLVED, that the portion of the premium for the Joint Bond to be paid by each Fund, in substantially the form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Joint Bond; (iv) the amount of the premium for such Joint Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to a Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved;

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby are, authorized to increase the amount of the Joint Bond coverage from time to time to ensure adequate coverage based upon the value of the Funds’ assets and to enable the Funds to remain in compliance with the 1940 Act and the rules promulgated thereunder;

FURTHER RESOLVED, that the Joint Insured Bond Agreement between the Funds (the “Joint Bond Agreement”), in substantially the form presented at that Meeting, providing in substance that, in the event any recovery is received under the Joint Bond as a result of a loss sustained by a Fund and any one or more other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act, be, and it hereby is, approved;

FURTHER RESOLVED, that the Secretary of the Funds or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Joint Bond and the Joint Bond Agreement required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

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